

November 2, 2016

Peter Wolf
General Counsel
Nabriva Therapeutics AG
1000 Continental Drive, Suite 600
King of Prussia, PA 19406

   Re: Nabriva Therapeutics AG
     Registration Statement on Form F-3
     Filed October 21, 2016
     File No. 333-214197

Dear Mr. Wolf:

   We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-3 filed October 21, 2016

Exhibits
Exhibit 5.1 - Opinion of Freshfields Bruckhaus Deringer LLP

1.   We note that enumerated paragraph 7(b) of the opinion only indicates that the subscription rights will be legally valid. The opinion should also opine that the subscription rights are binding obligations of the company. Please revise to provide this opinion. For further guidance, please refer to Part II.B.1.f of Staff Legal Bulletin No. 19.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples at (202) 551-3199 or Mary Beth Breslin at (202) 551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare and
Insurance